FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

November 4, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on November 4, 2008.

Item 4

Summary of Material Change

Gammon Gold Announces a 29%, 23% and a 22% Improvement In Gold, Silver and Gold Equivalent Consolidated Production for Q3 2008 Over Q3 2007. Gammon also Announces the Discovery of a New Underground Vein at Ocampo with Two Holes Intercepting Grades Ranging from 30-80 g/r Gold and 681-2,126 g/t Silver.

Item 5

Full Description of Material Change

Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): is pleased to announce that despite the third quarter Mexican rainy season and the planned fewer ounces in production associated with the rainy season that typically impacts the heap leach facility, the mitigation strategies implemented at Ocampo were very effective and resulted in a total gold production improvement of 29% to 34,096 ounces as compared to 26,444 ounces in Q3 2007. Total silver production also improved by 23% to 1,372,123 ounces as compared to 1,115,233 ounces in Q3 2007, and represents one of the best quarterly production levels in the history of the Company. Despite the adverse gold to silver ratio during the quarter, gold equivalent production improved by 22% to 57,521 ounces as compared to 47,091 ounces in Q3 2007.

Additional recent milestones and achievements also include:

Ocampo

  October average stacking rate of over 11,000 tonnes per day onto the heap leach, which represents the highest on record to date

  October mill processing rate of over 1,850 tonnes per day, which represents the highest average daily rate on record to date

  The mill processing plant capital upgrade to 2,400 – 2,600 tonnes per day was completed at the end of October and the operation is currently ramping up production to the enhanced capacity. Throughput on November 3, 2008 has already exceeded 2,350 tonnes without any apparent operational issues or bottlenecks and we fully anticipate reaching and maintaining the new rated capacity in the coming weeks

  In October the decision was made to install a third mill at the Ocampo processing plant. The Marcey mill from El Cubo’s Chirimetera plant was moved to Ocampo in early October with the foundations and the electrical room construction already approaching completion. This is the second phase of the three-phase processing plant expansion program, which is presently targeted to be completed in early Q2 2009, and will increase throughput capacity by a further 10% with minimal capital investment. The detailed engineering on the final processing capacity (phase 3), which includes the installation of the Marcey mill and a gravity circuit (phase 2), will be completed by the end of fiscal 2008

  New open pit sequencing plans were developed in early Q3 that allowed for the immediate reduction in waste stripping requirements in August. In conjunction with the reduction in haulage distances associated with the new waste dumps and ore haulage road completed in mid-October these initiatives should improve future open pit mining effectiveness

  In early October, a decision was made to stockpile lower grade ore from the open pit for later stacking onto the heap leach pad. This will improve the ore grades placed on the heap leach during this period of high metal price volatility and defers heap leach capital expansion requirements to 2010. Heap leach gold equivalent grades in October increased by over 40% despite the adverse gold to silver ratio during the month

El Cubo:

  A workforce reduction of approximately 19% (over 230 people) took place in Q3, for a total year-to-date reduction of approximately 31%, which resulted in a more efficient and cost effective workforce

  The third processing mill was placed on care and maintenance during the quarter as 100% of the underground production has now been routed to the lower cost Las Torres processing plant

  The Las Torres processing plant capital projects were largely completed during the quarter, allowing for substantial improvements in metallurgical recoveries

  The 600 metre haulage level to Las Torres is currently operating at over 60% capacity. The remaining locomotives and cars have been ordered, which will allow full capacity to be achieved in the coming quarters

"At the beginning of the year, the new management team at Gammon set an aggressive list of commitments for 2008 and I am very pleased to advise our shareholders that we continue to deliver on those objectives" stated Rene Marion, Chief Executive Office of Gammon Gold Inc. He continued, "I am also pleased to announce that the first phase of the capital expansion program launched at the Ocampo mill facility is complete and that we are currently ramping up production to the increased rated capacity of 2,400 to 2,600 tonnes per day. The second phase of the planned expansion is currently underway that will add additional capacity in Q2 2009."

"I am very pleased that the rainy season strategies that we launched in 2008 had such a positive impact on production at Ocampo in the third quarter" stated Russell Tremayne, Chief Operating Officer of Gammon Gold Inc. He continued, "The newly assembled mine management team at Ocampo has worked diligently and effectively throughout the quarter, which resulted not only in the substantial improvements in production that we achieved, but also the concurrent completion of the expansion of the mill processing facility and the heap leach facility both on time and on budget."

Gammon is also pleased to announce the discovery of a new underground vein, San Amado, at the Ocampo mine. The Company’s drilling at its Ocampo Underground mine has recently discovered some very high-grade bonanza mineralization on the San Amado Vein in the northeast portion of the underground operation. This vein appears to be an extension of the San Juan – Balmavera Vein System, which is one of the highest grade veins in the mine complex. Two new drill intercepts that are over 100 meters from any past exploration, show average values of:

  OU-426: 3.5m true thickness at 30.57 g/t Au + 2,126 g/t Ag (Average 2 sets of assays)

  OU-428: 2.5m true thickness at 82.40 g/t Au + 681 g/t Ag (Average 2 sets of assays)

This mineralization was intersected between 1,570 and 1,590 meter elevations, and is open to expansion from these levels to the surface (at 1,800 to 1,900 meter elevations) as well as to the Northeast. The Company plans to continue exploring this potentially rich new vein occurrence by drifting and drilling.

All the Company’s exploration core samples are split and sampled on-site by Company personnel, then shipped in sealed bags to ALS Chemex Labs in Hermosillo, Mexico and assayed by conventional Fire Assay methods. The Company maintains a Quality Control program of pulp standards, blanks, and duplicate samples inserted into assay batches. The Qualified Person for this is Ramon Luna, Exploration Manager, Mexico.

"I am quite pleased to see such bonanza grades at what appears to be longhole minable widths so early into our 2008 exploration program" stated Mr. Peter Drobeck, Senior Vice President of Exploration and Business Development of Gammon Gold Inc. He continued, "Consistent with our overall exploration strategy at Ocampo we are currently running 2 drills at the open pits and 2 drills underground drilling down dip extensions and these new targets. In addition to the drilling, grassroots fieldwork on several targets has been ongoing."

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, "forecast", ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

November 4, 2008

Gammon/Press Release/MCR 11/04/08